SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                          Aviation Distributors, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   05366P101
                                 (CUSIP Number)

                                  May 22, 1998
            (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 05366P101

1.   Name of Reporting Person:

     HW Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: 200,000 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 200,000 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     200,000

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 6.3%


12.  Type of Reporting Person: PN

--------------
(1)  Power is exercised by its general partner, HW Finance, L.L.C.
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Item 1(a).     Name of Issuer.

     The name of the issuer is Aviation Distributors, Inc.(the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

     The principal executive offices of the Issuer are located at 1 Wrigley Drive, Irvine, California 92618.

Item 2(a).     Names of Persons Filing.

     Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13G Statement is hereby filed by HW Partners, L.P., a Texas limited partnership ("Partners"). Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HW Finance, L.L.C., a Delaware limited liability company ("Finance"), Hunt Financial Partners, L.P., a Texas limited partnership ("Hunt"), Hunt Financial Group, L.L.C., a Delaware limited liability company ("Hunt Group"), J.R. Holland, Jr. ("Holland"), Lamar Hunt ("L. Hunt"), Clark K. Hunt ("C. Hunt") and Barrett Wissman ("Wissman"). The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     The principal business office for each of the Item 2 Persons is 1601 Elm Street, Suite 4000, Dallas, Texas 75201.

Item 2(c).     Citizenship.

     All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

     This statement relates to the Common Stock, par value $.01 per share (the "Stock") of the Issuer.

Item 2(e).     CUSIP Number.

     The CUSIP number of the Shares is 05366P101.

Item 3.   Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

     If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

     (b) / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e) / / An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

     (f) / /  An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

     (g) / /  A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

     (h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) / /  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to section 240.13d-1(c), check this box /X/.

Item 4.   Ownership.

     (a) - (b)

     Reporting Person

     Partners may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of 200,000 shares of the Stock, which constitutes approximately 6.3% of the outstanding shares of the Stock.

     Controlling Persons

     Because of its position as the sole general partner of Partners, Finance may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 200,000 shares of the Stock, which constitutes approximately 6.3% of the outstanding shares of the Stock.

     Hunt, as the principal owner of Finance, which is the general partner of Partners, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 200,000 shares of the Stock, which constitutes approximately 6.3% of the outstanding shares of the Stock.

     Each of C. Hunt and Wissman, as controlling persons of Finance may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 200,000 shares of the Stock, which constitutes approximately 6.3% of the outstanding shares of the Stock.

     Because of its position as the sole general partner of Hunt, Hunt Group may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 200,000 shares of the Stock, which constitutes approximately 6.3% of the outstanding shares of the Stock.

     Each of C. Hunt, Holland, and L. Hunt, as controlling persons of Hunt Group may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 200,000 shares of the Stock, which constitutes approximately 6.3% of the outstanding shares of the Stock.

     To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (c)

     Reporting Person

     Acting through its general partner, Finance, Partners has the sole power to vote or direct the vote and to dispose or to direct the disposition of 200,000 shares of the Stock.

     Controlling Persons

     In its capacity as the general partner of Partners, Finance has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 200,000 shares of the Stock.

     In its capacity as the principal owner of Finance, which is the general partner of Partners, Hunt has the power to vote or to direct the vote and to dispose or to direct the disposition of 200,000 shares of the Stock.

     In his capacity as a controlling person of Finance, which is the general partner of Partners, each of C. Hunt and Wissman has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 200,000 shares of the Stock.

     In its capacity as the general partner of Hunt, Hunt Group has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 200,000 shares of the Stock.

     In his capacity as a controlling person of Hunt Group, each of C. Hunt, Holland, and L. Hunt has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 200,000 shares of the Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     No person other than the Item 2 Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by them.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     Not applicable.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     June 16, 1998



                    HW PARTNERS, L.P.


                       By: HW Finance, L.L.C., its
                           general partner



                            By: /s/ Clark K. Hunt
                                Clark K. Hunt, Manager